UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: June 20, 2008
(Date of earliest event reported)

SUN COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**Commission File No. 1-12616**	**38-2730780**
(State of Organization)		(IRS Employer I.D. No.)

27777 Franklin Road
Suite 200
Southfield, Michigan 48034
(Address of principal executive offices)

(248) 208-2500
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On June 20, 2008, Sun Communities, Inc. (the "Company"), through applicable affiliated subsidiaries, completed a financing (the "Loan") of Twenty Seven Million and 00/100 Dollars ($27,000,000.00) with LaSalle Bank Midwest N.A. a/k/a Bank of America, such Loan secured by the following properties known to the Company as: (1) Apple Creek; (2) Orchard Lake; (3) Tampa East RV; and (4) Lakeview, and on the following general terms: (A) three-year term (with an option to extend for two years); (B) interest rate of 205bp over LIBOR or Base Rate plus 25bp (Base Rate is higher of Prime Rate or Federal Funds Rate plus .5%.); and (C) interest only for the first year, while remainder of term amortized based on a 30-year table. In addition, Sun Communities Operating Limited Partnership is providing a full guarantee of all obligations under the Loan. $4.3 million of the proceeds of the Loan were used to repay an existing mortgage and the remainder of the proceeds will be used to pay down the Company's revolving line of credit. This brief description of the financing is qualified in its entirety by reference to the full text of the respective agreements attached as Exhibits 10.1 through 10.8, and each is incorporated by reference into this Item 1.01.

ITEM 9.01.   EXHIBITS

(d)   *Exhibits.*

EXHIBIT #	DESCRIPTION
10.1	Loan Agreement, dated as of June 20, 2008, by and among Apple Orchard, L.L.C.; Sun Lakeview LLC; and Sun Tampa East, LLC, and LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.2	Open-End Mortgage, dated as of June 20, 2008, executed by Apple Orchard, L.L.C., to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.3	Commercial Mortgage, dated as of June 20, 2008, executed by Sun Lakeview LLC to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.4	Commercial Mortgage, dated as of June 20, 2008, executed by Sun Tampa East, LLC to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.5	Promissory Note, dated June 20, 2008, in the principal amount of Twenty Seven Million and 00/100 Dollars ($27,000,000.00), by Apple Orchard, L.L.C.; Sun Lakeview LLC; and Sun Tampa East, LLC, in favor of LASALLE BANK MIDWEST NATIONAL ASSOCIATION

10.6	Continuing Unconditional Guaranty, dated as of June 20, 2008, executed by Sun Communities Operating Limited Partnership to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.7	Form and Example of: Environmental Indemnity Agreement, dated as of June 20, 2008, executed by Apple Orchard, L.L.C. and Sun Communities Operating Limited Partnership to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.8	Form and Example of: Assignment of Leases and Rents, dated as of June 20, 2008, executed by Apple Orchard, L.L.C. to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN COMMUNITIES, INC.

Dated: June 26, 2008

By: /s/ Karen J. Dearing

Karen J. Dearing, Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

SUN COMMUNITIES, INC.
EXHIBIT INDEX

Exhibit No.	Description
10.1	Loan Agreement, dated as of June 20, 2008, by and among Apple Orchard, L.L.C.; Sun Lakeview LLC; and Sun Tampa East, LLC, and LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.2	Open-End Mortgage, dated as of June 20, 2008, executed by Apple Orchard, L.L.C., to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.3	Commercial Mortgage, dated as of June 20, 2008, executed by Sun Lakeview LLC to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.4	Commercial Mortgage, dated as of June 20, 2008, executed by Sun Tampa East, LLC to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.5	Promissory Note, dated June 20, 2008, in the principal amount of Twenty Seven Million and 00/100 Dollars ($27,000,000.00), by Apple Orchard, L.L.C.; Sun Lakeview LLC; and Sun Tampa East, LLC, in favor of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.6	Continuing Unconditional Guaranty, dated as of June 20, 2008, executed by Sun Communities Operating Limited Partnership to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.7	Form and Example of: Environmental Indemnity Agreement, dated as of June 20, 2008, executed by Apple Orchard, L.L.C. and Sun Communities Operating Limited Partnership to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION
10.8	Form and Example of: Assignment of Leases and Rents, dated as of June 20, 2008, executed by Apple Orchard, L.L.C. to and for the benefit of LASALLE BANK MIDWEST NATIONAL ASSOCIATION